Hynes & Howes Insurance Counselors, Inc.
2920 N. Harrison St.
Davenport, IA 52803
563-326-6401

May 21, 2010


Ms. Cicely LaMothe
Branch Chief
United States Securities and
Exchange Commission
Washington, DC 20549-7010


RE: Hynes & Howes Insurance Counselors, Inc.
Form 10-K/A for the year ended September 30, 2009 filed on
	April 16, 2010, corrected and refiled on May 21, 2010 Form 10-Q/A for the quarter ended December 31, 2009 filed
	on April 9, 2010, corrected and refiled on May 21, 2010 Form 10-Q for the quarter ended March 31, 2010, corrected and refiled as Form 10-Q/A on May 21, 2010
File No. 000-07376

Dear Ms. LaMothe:

We are in receipt of your letter dated May 13, 2010 and have the following responses.

1. We have amended our Form 10-K/A filed on April 16, 2010 to change disclosure controls and procedures to internal control over financial reporting in the first paragraph under the section Management's Report on Internal Control Over Financial Reporting. We have also amended our Form 10-K/A to correct our Item 308T disclosure as appropriate.
2. We have changed our Section 302 and Section 1350 certifications to refer to Form 10-K/A instead of Form 10-K and have dated them with the current date.
3. We have amended our Form 10-Q/A filed on April 9, 2010 under the heading Evaluation of Disclosure Controls and Procedures. We no longer refer to this Annual Report Form 10-K and now correctly refer to Form 10-Q.
4. We have amended our Form 10-Q/A filed on April 9, 2010 to change disclosure controls and procedures to internal control over financial reporting in the first paragraph under the section Management's Report on Internal Control Over Financial Reporting. We have also amended our Form 10-K/A to correct our Item 308T disclosure as appropriate.
5. We have amended our Form 10-Q/A filed on April 9, 2010 to eliminate references to "this annual report" in the last paragraph of the section Management's Report on Internal Control Over Financial Reporting and have changed the date of the evaluation from September 30, 2009 to the correct date of December 31, 2009.
6. We have amended our Form 10-Q/A filed on April 9, 2010 to refer to the first quarter instead of the fourth quarter under the heading Changes In Internal Control Over Financial Reporting.
7. We have amended our Form 10-Q/A filed on April 9, 2010 to refer to Form 10-Q/A instead of Form 10-Q in the Section 320 and Section 1350 certifications.
8. We have amended our Form 10-Q for the Quarter ended March 31, 2010 to refer to Form 10-Q instead of this Annual Report
    Form 10-K under the heading Evaluation of Disclosure Controls and Procedures.
9. We have amended our Form 10-Q for the Quarter ended March 31, 2010 to change disclosure controls and procedures to internal control over financial reporting in the first paragraph under the section Management's Report on Internal Control Over Financial Reporting. We have also amended our Form 10-K/A to correct our Item 308T disclosure as appropriate.
10. We have amended our Form 10-Q for the Quarter ended March 31, 2010 to eliminate references to "this annual report" in the last paragraph of the section Management's Report on Internal Control Over Financial Reporting.
11. We have amended our Form 10-Q for the Quarter ended March 31, 2010 under Exhibit 31 to file a certification in the exact form as outlined in Item 601(B)(31) of Regulation S-K. We have now corrected paragraphs 4(b) through 5(a)-(b) of the referenced section.

We hope this satisfies your requests. If you need any additional information, please feel free to contact me.

Sincerely,


Marsha Baker
President